Exhibit 99.1

Yunji Announces Third Quarter 2020 Unaudited Financial Results

Hangzhou, CHINA, November 26, 2020 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20201.

Third Quarter 2020 Highlights

•

GMV[2] in the third quarter of 2020 was RMB9.4 billion (US$1.4 billion), compared with RMB9.2 billion in the same period of 2019. GMV related to marketplace revenues in the third quarter of 2020 was RMB7.3 billion (US$1.1 billion), compared with RMB3.2 billion in the same period of 2019[5].

•

Total revenues in the third quarter of 2020 were RMB1,066.7 million (US$157.1 million), compared with RMB2,773.1 million in the same period of 2019, primarily due to an increase in the proportion of the Company’s business contributed from its marketplace business, which recognizes revenues on a net basis.

•

Transacting members[3] in the twelve months ended September 30, 2020, continued to increase to 13.0 million due to the Company’s ongoing refinement of its membership enrollment system since January 2020.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During the third quarter of 2020, we continued to focus on developing our differentiated supply chain management, promoting fast-moving merchandise with high repeat purchase rates, and supporting small specialty businesses to better serve our e-commerce community. At the same time, we made meaningful progress in the establishment of innovative marketing channels and utilized diverse content formats, such as short-form video and live streaming, to better present and promote those products sourced from our quality supply chain. Going forward, we plan to further leverage our supply chain’s competitive advantages in cost control and operational efficiency, establish collaborations with top-tier and mid-tier streamers to introduce more products to our e-commerce community, and provide support and resources to more of those joint-venture brands and emerging brands with high growth potential. Consequently, the success of these brands will help to continue fueling the growth and profitability of our own platform.”

“Our third quarter financial results demonstrated the effectiveness of our cost control measures. On a year-over-year basis, we narrowed our loss from operations by 79.3% and our net loss by 14.9% in the third quarter. We also continued to improve our cost structures, maintain our strong cash reserves, and advance towards our goal of achieving healthy, profitable, and sustainable growth. Additionally, to meet our operational and liquidity needs, we continued to closely and proactively monitor our cash flow, making a consistent effort to secure increasingly favorable terms for Yunji in our settlement of payments while also sustaining a healthy level of working capital.” said Mr. Chen Chen, Chief Financial Officer of Yunji.

Third Quarter 2020 Unaudited Financial Results

Total revenues were RMB1,066.7 million (US$157.1 million), compared with RMB2,773.1 million in the same period of 2019, primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of the Company’s business contributed from its marketplace business. Revenues generated through the marketplace business are recognized on a net basis and contributed to marketplace revenues, while revenues generated from merchandise sales are recognized on a gross basis and contributed to sales of merchandise, net.

•

Revenues from sales of merchandise, net, decreased by 62.8% to RMB919.0 million (US$135.4 million) from RMB2,472.0 million in the same period of 2019. The decrease was primarily due to the decrease in GMV related to merchandise sales as the Company continued to refine its resource allocation plan to further improve the operational efficiencies of its marketplace business on the platform.

•

Revenues from the membership program were RMB4.9 million (US$0.7 million), compared with RMB206.7 million in the same period of 2019. The decrease was due to the Company’s ongoing refinement of its membership enrollment system. Beginning in January 2020, the Company has allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. Revenues from the membership program in the third quarter of 2020 were from the deferred revenue of prior paying members.

•

Revenues from the marketplace business increased by 51.1% to RMB130.4 million (US$19.2 million) from RMB86.3 million in the same period of 2019 as a result of the increased number of popular brands and merchants on the Company’s platform and the increased sales from a diverse range of sales channels on other platforms.

•

Other revenues increased by 52.9% to RMB12.3 million (US$1.8 million) from RMB8.0 million in the same period of 2019 as a result of an increase in warehousing and logistic services provided to third parties.

Total cost of revenues decreased by 67.0% to RMB751.7 million (US$110.7 million) from RMB2,280.4 million in the same period of 2019. The decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly comprised of those costs related to the sales of merchandise revenue in the third quarter of 2020 as a result of launching the free membership program in January 2020.

Total operating expenses decreased by 46.0% to RMB343.6 million (US$50.6 million) from RMB636.4 million in the same period of 2019.

•

Fulfillment expenses decreased by 55.7% to RMB90.5 million (US$13.3 million), or 8.5% of total revenues, from RMB204.2 million, or 7.4% of total revenues, in the same period of 2019. The decrease was primarily attributable to: (i) reduced warehousing and logistics expenses due to lower merchandise sales and improved logistics efficiency, (ii) decreased third-party payment transaction fees due to lower commission rates, and (iii) reduced personnel costs due to headcount optimization.

•

Sales and marketing expenses decreased by 42.9% to RMB158.9 million (US$23.4 million), or 14.9% of total revenues, from RMB278.4 million, or 10.0% of total revenues, in the same period of 2019. The decrease was mainly due to the reduction in member management fees as a result of improvements to member management efficiency.

•

Technology and content expenses decreased by 53.0% to RMB42.3 million (US$6.2 million), or 4.0% of total revenues, from RMB90.1 million, or 3.2% of total revenues, in the same period of 2019. The decrease was mainly due to: (i) reduced server costs resulting from the better contract terms that the Company secured with its server providers, and (ii) reduced personnel costs as a result of headcount optimization.

•

General and administrative expenses decreased by 18.6% to RMB51.8 million (US$7.6 million), or 4.9% of total revenues, from RMB63.7 million, or 2.3% of total revenues, in the same period of 2020. The decrease was mainly due to decreased share-based compensation expenses, including a reversal of share-based compensation expenses of RMB19.1 million that had been recognized in prior periods, and reduced other personnel costs as a result of headcount optimization.

Loss from operations was RMB24.4 million (US$3.6 million), compared with RMB118.0 million in the same period of 2019.

Net loss was RMB43.6 million (US$6.4 million), compared with RMB51.3 million in the same period of 2019.

Adjusted net loss4 was RMB36.4 million (US$5.4 million), compared with RMB24.9 million in the same period of 2019.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.02 (US$0.003), compared with RMB0.02 in the same period of 2019.

Recent Developments

Today, the Company announced that Mr. Chen Chen has resigned from his position as the Company’s Chief Financial Officer due to personal reasons, effective December 31, 2020. The Company is grateful for Mr. Chen’s valuable contribution to the Company during his term with the Company. In addition, the Company announced the promotion of Mr. Chengqi Zhang to Vice President of Finance. His responsibilities at Yunji have primarily included corporate finance, tax, funding, internal controls, legal and compliance.

Mr. Zhang first joined Yunji in November 2019. Prior to joining the Company, Mr. Zhang had been an audit director at Deloitte since 2007. Mr. Zhang is a member of the American Institute of Certified Public Accountants (AICPA). Mr. Zhang received a Bachelor’s degree from Shanghai University of Finance And Economics.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, November 26, 2020, at 7:00 AM Eastern Time or 8:00 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	3625568
Registration Link	http://apac.directeventreg.com/registration/event/3625568

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	3625568

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	883,369	946,432	139,394
Restricted cash	84,374	116,204	17,115
Short-term investments	774,736	180,907	26,645
Accounts receivable, net	28,527	178,965	26,359
Advance to suppliers	87,289	103,177	15,196
Inventories, net	428,322	290,299	42,756
Amounts due from related parties	6,830	11,460	1,688
Prepaid expenses and other current assets	567,432	520,887	76,718

Total current assets	2,860,879	2,348,331	345,871
Non-current assets
Property and equipment, net	45,344	34,986	5,153
Long-term investments[9]	198,860	181,877	26,788
Deferred tax assets	97,792	74,969	11,041
Operating lease right-of-use assets, net	43,043	23,239	3,423
Other non-current assets	56,281	146,616	21,594

Total non-current assets	441,320	461,687	67,999

Total assets	3,302,199	2,810,018	413,870

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	741,959	594,306	87,531
Deferred revenue	181,828	69,774	10,277
Incentive payables to members	384,486	317,886	46,820
Refund payable to members[7]	26,883	4,932	726
Member management fees payable	78,355	32,708	4,817
Other payable and accrued liabilities	349,111	309,935	45,649
Amounts due to related parties	18,296	22,868	3,368
Operating lease liabilities - current	17,559	12,020	1,770

Total current liabilities	1,798,477	1,364,429	200,958
Non-current liabilities
Operating lease liabilities	27,734	14,480	2,133
Deferred tax liabilities	11,329	4,427	652

Total non-current liabilities	39,063	18,907	2,785

Total Liabilities	1,837,540	1,383,336	203,743

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(96,669)	(106,574)	(15,697)
Additional paid-in capital	7,255,404	7,328,702	1,079,401
Statutory reserve	11,633	11,633	1,714
Accumulated other comprehensive income	88,863	59,542	8,770
Accumulated deficit	(5,805,332)	(5,872,797)	(864,970)

Total Yunji Inc. shareholders’ equity	1,453,969	1,420,576	209,228
Non-controlling interests	10,690	6,106	899

Total shareholders’ equity	1,464,659	1,426,682	210,127

Total liabilities and shareholders’ equity	3,302,199	2,810,018	413,870

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,471,967	919,043	135,360	8,423,739	3,664,225	539,682
Membership program revenue	206,749	4,925	725	630,932	42,392	6,244
Marketplace revenue[5]	86,302	130,437	19,211	142,709	448,151	66,006
Other revenues	8,047	12,305	1,812	25,290	48,077	7,081

Total revenues	2,773,065	1,066,710	157,108	9,222,670	4,202,845	619,013
Operating cost and expenses:
Cost of revenues	(2,280,434)	(751,701)	(110,714)	(7,394,568)	(2,953,430)	(434,992)
Fulfillment	(204,241)	(90,543)	(13,336)	(771,388)	(357,632)	(52,673)
Sales and marketing	(278,410)	(158,905)	(23,404)	(880,981)	(638,917)	(94,102)
Technology and content	(90,051)	(42,330)	(6,234)	(240,290)	(158,844)	(23,395)
General and administrative	(63,698)	(51,838)	(7,635)	(190,945)	(197,681)	(29,115)

Total operating cost and expenses	(2,916,834)	(1,095,317)	(161,323)	(9,478,172)	(4,306,504)	(634,277)
Other operating income[6]	25,818	4,218	621	44,363	27,995	4,123

Loss from operations	(117,951)	(24,389)	(3,594)	(211,139)	(75,664)	(11,141)
Financial income/(loss), net	51,889	(19,596)	(2,886)	82,842	(1,168)	(172)
Foreign exchange (loss)/income, net	(225)	(2,238)	(330)	(7,839)	121	18
Other non-operating income, net	8,444	—	—	8,444	—	—

Loss before income tax benefit, and equity in loss of affiliates, net of tax	(57,843)	(46,223)	(6,810)	(127,692)	(76,711)	(11,295)
Income tax benefit[8]	8,170	4,401	648	11,908	4,561	672
Equity in loss of affiliates, net of tax	(1,596)	(1,793)	(264)	(3,136)	(2,200)	(324)

Net loss	(51,269)	(43,615)	(6,426)	(118,920)	(74,350)	(10,947)
Less: net income/(loss) attributable to non-controlling interests shareholders	85	(1,209)	(178)	2,345	(6,885)	(1,014)

Net loss attributable to YUNJI INC.	(51,354)	(42,406)	(6,248)	(121,265)	(67,465)	(9,933)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(1,532,013)	—	—

Net loss attributable to ordinary shareholders	(51,354)	(42,406)	(6,248)	(1,653,278)	(67,465)	(9,933)

Net loss	(51,269)	(43,615)	(6,426)	(118,920)	(74,350)	(10,947)
Other comprehensive income/(loss)
Foreign currency translation adjustment	40,839	(46,904)	(6,908)	52,651	(29,321)	(4,318)

Total comprehensive loss	(10,430)	(90,519)	(13,334)	(66,269)	(103,671)	(15,265)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	85	(1,209)	(178)	2,345	(6,885)	(1,014)

Total comprehensive loss attributable to YUNJI INC.	(10,515)	(89,310)	(13,156)	(68,614)	(96,786)	(14,251)

Net loss attributable to ordinary shareholders	(51,354)	(42,406)	(6,248)	(1,653,278)	(67,465)	(9,933)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,158,732,256	2,125,377,454	2,125,377,454	1,708,326,984	2,124,763,012	2,124,763,012

Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.02)	(0.003)	(0.97)	(0.03)	(0.005)
Diluted	(0.02)	(0.02)	(0.003)	(0.97)	(0.03)	(0.005)

YUNJI INC. NOTES TO UNAUDITED FINANCIAL INFORMATION (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	3,200	346	51	9,487	7,702	1,134
General and administrative	19,565	1,006	148	59,249	57,736	8,504
Fulfillment	1,739	1,609	237	7,510	9,316	1,372
Sales and marketing	1,866	4,262	628	21,723	9,367	1,380

Total	26,370	7,223	1,064	97,969	84,121	12,390

YUNJI INC.
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/Income:
Net loss	(51,269)	(43,615)	(6,426)	(118,920)	(74,350)	(10,947)
Add: Share-based compensation[10]	26,370	7,223	1,064	97,969	84,121	12,390
Adjusted net (loss)/income	(24,899)	(36,392)	(5,362)	(20,951)	9,771	1,443

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7896 to US$1.00, the exchange rate in effect as of the end of September 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders for merchandise placed in the Company’s merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on the Company’s mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by Yunji, by Yunji’s third-party merchants, or by Yunji’s third-party business partners. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.

In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.

6.

Starting from 2020, the Company presents government grants, which are received from local government to support and reward the Company’s ongoing business and operations, as Other operating income. The relevant item in the prior year periods of RMB 14,325 and RMB 32,870 for the three and nine months ended September 30, 2019 are also reclassified from Other non-operating income, net, to be in conformity with the current period presentation in the unaudited condensed consolidated statements of comprehensive loss.

7.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of refund payable to members reflected the best estimation of the Company as of September 30, 2020, and the decrease as compared to the balance as of December 31, 2019 was consistent with the Company’s understanding of its members’ referral behavior in light of its ongoing refinement of its membership enrollment system and an increase of refunds payable to members of RMB0.8 million resulting from a change in the estimated amount of that liability, which represented the negative revenue and income/(loss) from operations impact for the third quarter of 2020.

8.

Income tax benefit for the third quarter of 2020 was RMB4.4 million (US$0.6 million), compared to RMB8.2 million in the same period of 2019. The Company’s effective tax rate was changed primarily due to changes in the profitability of its subsidiaries that have different tax rates, including non-deductible share-based compensation expenses, and increased valuation allowance as the Company will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.

9.

As of September 30, 2020, the balance of long-term investment mainly represented an equity security with readily determinable fair value, which was remeasured based upon market price at each period end and recorded the unrealized changes in Financial income/(loss), net, in the Consolidation Statements of Comprehensive Loss.

10.

The decrease of share-based compensation expenses was mainly due to the reversal of previously recognized share-based compensation expenses in a total amount of RMB 24.1 million as a result of headcount optimization, in which RMB 1.8 million, RMB 0.6 million, RMB 2.6 million and RMB 19.1 million were recorded previously in fulfilment expenses, sales and marketing expenses, technology and content expenses and general and administrative expenses, respectively.